

Financial Institution Bond
For Investment Companies

DECLARATIONS

FEDERAL INSURANCE COMPANY

Name of **Assured**:

DFA INVESTMENT DIMENSIONS GROUP INC.

Address of **Assured**:

6300 BEE CAVE ROAD, BUILDING ONE
AUSTIN, TX 78746

Incorporated under the laws of Indiana, a stock insurance company, herein called the Company

One American Square 202 N Illinois Street, Suite 2600
Indianapolis, IN 46282

Bond Number: J06045054

Item 1. Bond Period: From: October 31, 2025
To: October 31, 2026
At 12:01 A.M. local time at the Address of **Assured**.

Item 2. Single Loss Limits Of Liability – Deductible Amounts:

	Insuring Clause	Single Loss Limit Of Liability	Deductible Amount
1.	Employee	$25,000,000	$0
2.	On Premises	$25,000,000	$250,000
3.	In Transit	$25,000,000	$250,000
4.	Forgery Or Alteration	$25,000,000	$250,000
5.	Extended Forgery	$25,000,000	$250,000
6.	Counterfeit Money	$25,000,000	$250,000
7.	Computer System Fraud	$25,000,000	$250,000
8.	Claims Expense	$100,000	$25,000
9.	Audit Expense	$100,000	$25,000
10.	Uncollectible Items Of Deposit	$25,000,000	$250,000
11.	Voice Initiated Funds Transfer Instruction	$25,000,000	$250,000



IN WITNESS WHEREOF, the Company has caused this Bond to be signed by its Authorized Officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

FEDERAL INSURANCE COMPANY

Secretary	President
October 31, 2025	
Date	Authorized Representative

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.



Insuring Company: Federal Insurance Company

As a Chubb policyholder, you have loss prevention information and/or services available to you, as listed in this Notice. You may order any brochure by email to formsordering@chubb.com and to view our full suite of loss prevention brochures/services go to www.chubb.com/us/fl-lossprevention

Errors and Omissions Liability Loss Prevention Services

- **Miscellaneous Professional Liability**
  What is E&O Liability Insurance Booklet? -#14-01-0157

The services provided are advisory in nature. While this program is offered as a resource in developing or maintaining a loss prevention program, you should consult competent legal counsel to design and implement your own program. No liability is assumed by reason of the services, access or information provided. All services are subject to change without notice.



**Chubb Producer Compensation
Practices & Policies**

Chubb believes that policyholders should have access to information about Chubb's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number:

1-866-512-2862.



TRADE OR ECONOMIC SANCTIONS NOTICE

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims. All other terms and conditions of the policy remain unchanged.

CHUBB®

Social Engineering Tips
Please read!

HAVE YOU BEEN TRICKED INTO WIRE FRAUD? TAKE IMMEDIATE ACTION!

If you believe you have transferred funds to a criminal posing as a legitimate business associate, you should act quickly:

1. Immediately contact the originating bank and **request a recall of the wire transfer** and confirm that recall in writing.

2. Immediately file a **complaint with the FBI** at www.ic3.gov. This reporting triggers the FBI's Recovery Asset Team and the FBI's assistance seeking return of the wire transfer.

3. Preserve **records of the incident**, including emails sent and received *in their original electronic state*. Correspondence and forensic information contained in these electronic files help investigators shed light on the perpetrator(s), and parties responsible for the incident.

4. Once the above steps are complete, **contact Chubb** per the instructions in your policy.

While neither recalling the wire transfer nor reporting to the FBI guarantees the return of your funds, these steps maximize the opportunity to mitigate your loss, assist the FBI in tracing the funds and help establish any insurance claim.

Simple Steps to Prevent Fraudulently Induced Wire Transfers

Email communication is efficient, but it is not a secure method of communication. Regardless of your familiarity with a contact, that contact's **email may be intercepted, altered and fabricated**. You may reduce the chances of fraud by following these best practices:

1. **Verify Email Requests by Telephone**: Require those responsible for paying invoices or changing bank routing information to verify payment details over the phone, rather than by email or documents sent electronically. Making a phone call to a known, pre-existing telephone number remains the single best protection against fraud.

2. **Segregate Wire Transfer Responsibilities**: Establish a standing policy that requires at least three people to review and approve wire transfer requests, pay an invoice or change a business partner's bank account information. Such requests should be entered by the initiator of the wire and verified by two independent signatories.

3. **Turn on MFA for Cloud Email**: Multifactor Authentication is available from all major email providers. It provides a layer of security to email accounts beyond a user's account name and password, making it harder for criminals to impersonate you, your executives and your employees.

This document is for information only. It is offered as a resource to be used together with your professional insurance advisers in maintaining a loss prevention program. No liability is assumed by reason of the information this document contains.

Have a complaint or need help?

If you have a problem with a claim or your premium, call your insurance company or HMO first. If you can't work out the issue, the Texas Department of Insurance may be able to help.

Even if you file a complaint with the Texas Department of Insurance, you should also file a complaint or appeal through your insurance company or HMO. If you don't, you may lose your right to appeal.

Chubb

To get information or file a complaint with your insurance company or HMO:

> **Call: Chubb at 1-800-352-4462**
>
> Email: ChubbUSCustomerServices@chubb.com
>
> Mail: Chubb Customer Services, PO Box 1000, Philadelphia, PA 19106-3703

The Texas Department of Insurance

To get help with an insurance question or file a complaint with the state:

> Call with a question: 1-800-252-3439
>
> File a complaint: www.tdi.texas.gov
>
> Email: ConsumerProtection@tdi.texas.gov
>
> Mail: Consumer Protection, MC: CO-CP, Texas Department of Insurance,
>   P.O. Box 12030, Austin, TX 78711-2030

¿Tiene una queja o necesita ayuda?

Si tiene un problema con una reclamación o con su prima de seguro, llame primero a su compañía de seguros o HMO. Si no puede resolver el problema, es posible que el Departamento de Seguros de Texas (Texas Department of Insurance, por su nombre en inglés) pueda ayudar.

Aun si usted presenta una queja ante el Departamento de Seguros de Texas, también debe presentar una queja a través del proceso de quejas o de apelaciones de su compañía de seguros o HMO. Si no lo hace, podría perder su derecho para apelar.

Chubb

Para obtener información o para presentar una queja ante su compañía de seguros o HMO:

> **Llame a: Chubb al 1-800-352-4462**
>
> Correo electrónico: ChubbUSCustomerServices@chubb.com
>
> Dirección postal: Chubb Customer Services, PO Box 1000, Philadelphia, PA 19106-3703

El Departamento de Seguros de Texas

Para obtener ayuda con una pregunta relacionada con los seguros o para presentar una queja ante el estado:

> Llame con sus preguntas al: 1-800-252-3439
>
> Presente una queja en: www.tdi.texas.gov
>
> Correo electrónico: ConsumerProtection@tdi.texas.gov
>
> Dirección postal: Consumer Protection, MC: CO-CP, Texas Department of Insurance, P.O. Box 12030,
>   Austin, TX 78711-2030

CHUBB®

U.S. Treasury Department's Office Of Foreign Assets Control ("OFAC") Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

QUESTIONS ABOUT YOUR INSURANCE?

Answers to questions about your insurance, coverage information, or assistance in resolving complaints can be obtained by contacting:

CHUBB
Customer Support Service Department
436 Walnut Street
PO Box 1000
Philadelphia, PA 19106-3703
1-800-352-4462

The Company, in consideration of the premium paid, and in reliance on the Application and all other statements made and information furnished to the Company by the **Assured**, and subject to the Declarations made part of this Bond and to all other terms, conditions, and limitations of this Bond, agrees to pay the **Assured** for:

I. INSURING CLAUSES

1. Employee

    Loss resulting directly from **Larceny or Embezzlement** committed by any **Employee** acting alone or in collusion with others.

2. On Premises

    Loss of **Property** resulting directly from:

    a. robbery, burglary, misplacement, mysterious unexplainable disappearance, damage or destruction; or

    b. false pretenses, or common law or statutory larceny, committed by a natural person while on the premises of the **Assured**,

    while the **Property** is lodged or deposited at premises located anywhere.

    For the purpose of coverage under this Insuring Clause 2, the premises of securities depositories shall be deemed to be premises of the **Assured**, but only with respect to the loss of **Certificated Securities**. **Certificated Securities** held by such depositories shall be deemed to be **Property**, but only to the extent of the **Assured's** interest therein as detailed in the books and records of such depositories.

3. In Transit

    Loss of **Property** resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the **Property** is in transit anywhere in:

    a. an armored motor vehicle, including loading and unloading thereof;

    b. the custody of a natural person acting as a messenger of the **Assured**; or

    c. the custody of a **Transportation Company** and being transported in a conveyance other than an armored motor vehicle, provided that covered **Property** transported in such manner is limited to the following:

        (1) **Written** records;

        (2) **Certificated Securities** issued in registered form, which are not endorsed or are restrictively endorsed; or

        (3) **Negotiable Instruments** not payable to bearer, which are not endorsed or are restrictively endorsed.

    Coverage under this Insuring Clause 3 begins immediately on the receipt of such **Property** by the armored motor vehicle, natural person messenger, or **Transportation Company** and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

4. Forgery Or Alteration

    Loss resulting directly from the **Assured** having, in good faith:

    a. transferred, paid, or delivered any **Property**; or

    b. established any credit or given any value,

    in reliance on any **Written** and **Original**:


(1) **Negotiable Instrument** (other than an **Evidence of Debt**);

(2) **Acceptance**;

(3) **Withdrawal Order** or receipt for the withdrawal of **Property**;

(4) **Certificate of Deposit**;

(5) **Letter of Credit**; or

(6) instruction or advice directed to the **Assured** and purportedly signed by any **Customer**, any financial institution, or any **Employee**,

which

    i.   bears a **Forgery**; or

    ii. is fraudulently materially altered.

For the purpose of this Insuring Clause 4, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

5.   Extended Forgery

Loss resulting directly from the **Assured** having, in good faith, for its own account or the account of others:

a.   acquired, sold or delivered, given value, extended credit or assumed liability in reliance on any **Written** and **Original**:

(1) **Certificated Security**;

(2) deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property;

(3) **Evidence of Debt**; or

(4) **Instruction**,

which

    i.   bears a **Forgery**, but only to the extent the **Forgery** directly causes the loss;

    ii. is fraudulently materially altered, but only to the extent the alteration directly causes the loss; or

    iii. is lost or stolen;

b.   guaranteed in writing or witnessed any signature on any:

(1) transfer;

(2) assignment;

(3) bill of sale;

(4) power of attorney; or

(5) endorsement upon any item listed in a.(1) through a.(4) above,

but only to the extent that such guarantee or signature directly causes the loss; or

c.   acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a **Counterfeit Original**, but only to the extent the **Counterfeit Original** directly causes the loss.

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(4) above by an **Employee**, **Custodian**, or a federal or state chartered deposit institution of the **Assured** is a condition precedent to the **Assured** having relied on such items. Release or return of such collateral is an acknowledgment by the **Assured** that it no longer relies on such collateral.

For the purpose of this Insuring Clause 5, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

6. Counterfeit Money

    Loss resulting directly from the receipt by the **Assured** in good faith of counterfeit **Money**.

7. Computer System Fraud

    Loss resulting directly from the:

    a. withdrawal, transfer, payment, or delivery of **Property**; or

    b. creation, deletion, debiting, or crediting of an account of the **Assured** or **Customer**,

    which results directly from a **Network Intrusion**.

8. Claims Expense

    Claims Expenses incurred by the **Assured** in determining the amount of covered loss under this Bond in excess of the applicable Deductible Amount.

9. Audit Expense

    Audit Expenses incurred by the **Assured** by reason of the discovery of loss covered under Insuring Clause 1.

10. Uncollectible Items Of Deposit

    Loss resulting directly from the **Assured** having credited an account of a customer, shareholder, or subscriber on the faith of any **Items of Deposit** which prove to be uncollectible, provided that the crediting of such account causes:

    a. redemptions or withdrawals to be permitted;

    b. shares to be issued; or

    c. dividends to be paid,

    from an account of an **Assured**.

    As a condition precedent to coverage under this Insuring Clause 10, the **Assured** must hold **Items of Deposit** for the minimum number of days stated in the Application before permitting any redemptions or withdrawals, issuing any shares, or paying any dividends with respect to such **Items of Deposit**.

    Items of Deposit shall not be deemed uncollectible until the **Assured's** standard collection procedures have failed.

11. Voice Initiated Funds Transfer Instruction

    Loss resulting directly from the **Assured** having, in good faith, transferred, paid, or delivered **Money** or **Securities** in reliance upon any **Voice Initiated Funds Transfer Instruction** that purports, and reasonably appears, to have originated from:

    a. the **Customer**;

    b. an **Employee** acting on instructions of such **Customer**; or

c. a financial institution acting on behalf of such **Customer** with authority to make such instructions,

but which **Voice Initiated Funds Transfer Instruction** was, in fact, fraudulently issued without the knowledge of the **Assured**, **Employee**, or **Customer**.

As a condition precedent to coverage under this Insuring Clause 11, the **Voice Initiated Funds Transfer Instruction** must be received and processed in accordance with the Designated Procedures as outlined in the Application furnished to the Company.

II. GENERAL AGREEMENTS

1. Automatic Increase – Limit Of Liability

If, during the Bond Period, an increase in the minimum amount of the Single Loss Limit Of Liability applicable to Insuring Clause 1 is required pursuant to Rule 17g-1 of the Investment Company Act of 1940, as a result of:

a. the creation of a new **Investment Company**; or

b. an increase in the gross assets of **Investment Companies** covered under the Bond,

then the minimum required increase in the amount of the Single Loss Limit Of Liability applicable to Insuring Clause 1 shall take place automatically for the remainder of the Bond Period without payment of an additional premium.

2. Joint Assured

The first named **Assured** shall be deemed to be the sole agent of the other **Assureds** for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond.

If the first named **Assured** ceases for any reason to be covered under this Bond, then the **Assured** next named on the Application shall thereafter be considered as the first named **Assured** for the purposes of this Bond.

The Company shall furnish each **Assured** with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other **Assured** and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

Knowledge possessed or discovery made by any **Assured** shall constitute knowledge possessed or discovery made by all of the **Assureds** for the purposes of this Bond.

All loss and other payments, if any, payable by the Company, shall be payable to the first named **Assured** without regard to such **Assured's** obligations to others, and the Company shall not be responsible for the application by the first named **Assured** of any payment made by the Company. If the Company agrees to and makes payment to any **Assured** other than the first named **Assured**, such payment shall be treated as though made to the first named **Assured**.

The Company shall not be liable for loss sustained by one **Assured** to the advantage of any other **Assured**.

3. Notice To Company Of Legal Proceedings Against Assured – Election To Defend

The **Assured** shall promptly give notice to the Company of any legal proceeding brought to determine the **Assured's** liability for any loss, claim or damage which, if established, would constitute a collectible loss under this Bond. Concurrent with such notice, and as requested thereafter, the **Assured** shall furnish copies of all pleadings and pertinent papers to the Company.

The Company may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the Company shall be in the name of the **Assured** through attorneys selected by the Company. The **Assured** shall provide all reasonable information and assistance as required by the Company for such defense.

If the Company elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the Company and any settlement or judgment on that part defended by the Company shall be a loss under the applicable Insuring Clause of this Bond. In addition, if the amount demanded in the legal proceeding is greater than the amount recoverable under this Bond, or if a Deductible Amount is applicable, or both, the Company's liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this Bond bears to the total of the amount demanded in such legal proceeding.

If the Company declines to defend the **Assured**, no settlement without the prior written consent of the Company or judgment against the **Assured** shall determine the existence, extent or amount of coverage under this Bond, and the Company shall not be liable for any costs, fees and expenses incurred by the **Assured**.

4.   Representations Made By Assured

The **Assured** represents that all information it has furnished in the Application for this Bond or otherwise is complete, true and correct. Such Application and other information constitute part of this Bond. Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the Application or otherwise, shall be grounds for rescission of this Bond.

III.   DEFINITIONS

As used in this Bond:

Acceptance means a draft which the drawee has, by signature written on it, engaged to honor as presented.

Assured means:

(1)   the **Investment Company** listed under Name of **Assured** in the Declarations (the "first named **Assured**"); or

(2)   any other **Investment Company** listed in the Application.

Assured does not include any entity or organization that is not an **Investment Company**.

Assured's Network means:

(1)   the **Assured's Computer System**; or

(2)   an **Electronic Communication System**.

Audit Expenses means reasonable expenses incurred by the **Assured** with the Company's prior written consent, which shall not be unreasonably withheld, for audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization, or their appointee. **Audit Expense** shall not include the **Assured's** internal corporate costs (such as salaries), attorneys' fees, or expenses incurred by any customer.

Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of **Money** with an engagement to repay it.

Certificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:

(1)   represented by an instrument issued in bearer or registered form;

(2)   of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3)   either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.



Claims Expenses means reasonable expenses incurred by the **Assured** with the Company's prior written consent, which shall not be unreasonably withheld, solely for independent firms or individuals retained to determine the amount of a covered loss. **Claims Expenses** shall not include the **Assured's** internal corporate costs (such as salaries), attorneys' fees, or expenses incurred by any customer.

Computer System means a device or group of devices and all input, output, processing, storage, off-line media libraries (including third-party hosted computing services accessed across the internet, including infrastructure, platform, and software services), and communication facilities, including related communications networks, which are connected directly or indirectly to such device or group of devices.

Counterfeit Original means an imitation of an actual valid **Original** which is intended to deceive and be taken as the **Original**.

Cryptocurrency means a digital or electronic medium of exchange, operating independently of a central bank, in which encryption techniques are used to regulate the generation of units and to verify the transfer of such units.

Custodian means the institution designated by an **Assured** to maintain possession and control of its assets.

Customer means any shareholder of an **Assured** which has a written agreement with the **Assured** to transfer such shareholder's **Money** or **Securities** through a **Voice Initiated Funds Transfer Instruction**.

Customer Communication System means an:

(1) online portal or mobile application provided by the **Assured** for purposes of accessing a **Customer's** account; or

(2) electronic mailing system hosted by the **Assured** or by a third party cloud service provider.

Director means any natural person duly elected or appointed:

(1) as an officer of the **Assured**;

(2) to the **Assured's** board of directors; or

(3) as a trustee of the **Assured**.

Electronic Communication System means:

(1) Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT), and similar automated interbank communication systems in which the **Assured** participates;

(2) **Customer Communication System**; or

(3) any communication system similar to those set forth in (1) and (2) of this definition in which the **Assured** participates,

allowing for the input, output, examination, or transfer of electronic instructions into or from the **Assured's Computer System**.

Employee means any natural person:

(1) while in the regular service of an **Assured** in the ordinary course of such **Assured's** business, whom such **Assured** compensates directly by salary or wage and has the right to control and direct in the performance of such service;

(2) **Director** while in the regular service of an **Assured** in the ordinary course of such **Assured's** business, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to **Property** of the **Assured**;

(3) intern while in the regular service of an **Assured** in the ordinary course of such **Assured's** business;

(4) provided by an employment contractor while in the regular service of an **Assured** in the ordinary course of such **Assured's** business under the **Assured's** supervision at any of the **Assured's** premises;

(5) employee of the **Assured's** contracted:

    a. investment advisor;

    b. underwriter (distributor);

    c. transfer agent;

    d. shareholder accounting record-keeper; or

    e. fund administrator,

while performing acts for the **Assured** in the capacity of an **Employee**;

(6) attorney of a law firm retained by the **Assured** while performing legal services for the **Assured**; or

(7) **Processor**, but only while such **Processor** is performing services and not:

    a. creating, preparing, modifying, or maintaining the **Assured's** computer applications or software programs; or

    b. acting as a transfer agent or in any other agency capacity in issuing checks, drafts, or securities for the **Assured**.

Each employer of persons as set forth in (6) and (7) of this definition and the partners, officers, and other employees of such employers shall collectively be deemed to be one person for the purpose of the definition of **Single Loss** and in the event of payment under this Bond, the Company shall be subrogated to the **Assured's** rights of recovery, as stated in Section 12., Subrogation – Assignment – Recovery, of the Conditions and Limitations, against any such employer.

Employee does not include:

(1) any employee of a fund administrator for any employee benefit plan; or

(2) any employee of a transfer agent, shareholder accounting record-keeper, or fund administrator which is:

    a. not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an **Assured** or of the investment advisor or underwriter (distributor) of such **Assured**; or

    b. a "bank" (as defined in Section 2(a) of the Investment Company Act of 1940).

Evidence of Debt means an instrument, including a **Negotiable Instrument**, executed by a **Customer** and held by the **Assured**, which in the regular course of business is treated as evidencing the **Customer's** debt to the **Assured**.

Forgery means:

(1) affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with the intent to deceive; or

(2) affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive,

provided that a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose is not a **Forgery**.

Initial Transaction Statement means the first written statement signed by or on behalf of the issuer of an **Uncertificated Security** sent to the registered owner or registered pledgee containing:

(1) a description of the issue of which the **Uncertificated Security** is a part;

(2) the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee;

(3) the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee; and

(4) the date the transfer, pledge or release was registered.

Instruction means a written order to the issuer of an **Uncertificated Security** requesting that the transfer, pledge or release from pledge of the specified **Uncertificated Security** be registered.

Investment Company means any entity registered under the Investment Company Act of 1940.

Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

Larceny or Embezzlement means larceny and embezzlement as defined under Section 37 of the Investment Company Act of 1940.

Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment in compliance with the conditions specified in the engagement.

Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.

Negotiable Instrument means any writing:

(1) signed by the maker or drawer;

(2) containing an unconditional promise or order to pay a sum certain in **Money** and no other promise, order, obligation or power given by the maker or drawer;

(3) payable on demand or at a definite time; and

(4) payable to order or bearer.

Negotiable Instrument includes a substitute check as defined in the Check Clearing for the 21st Century Act, and shall be treated the same as the **Original** it replaced.

Network Intrusion means the:

(1) unauthorized access; or

(2) entry of an unauthorized application or software program,

into the **Assured's Network**, by any entity or natural person, except an **Employee** or any authorized representative of the **Assured**.

Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

Processor means an employee of any entity authorized by the **Assured** to perform data processing of the **Assured's** checks and accounting records related to such checks. **Processor** does not include any employee of a Federal Reserve Bank or clearing house.

Property means **Money**; **Securities**; **Initial Transaction Statement**; **Negotiable Instrument**; **Certificate of Deposit**; **Acceptance**; **Evidence of Debt**; **Withdrawal Order**; **Letter of Credit**; insurance policy; abstract of title, deed and mortgage on real estate; revenue and other stamps; precious metals in any form; and books of accounts and other **Written** records, but not electronic data processing records or media.

Property does not include electronic data or **Cryptocurrency**.


Securities means either **Certificated Securities** or **Uncertificated Securities**.

Single Loss means all covered loss, court costs, and attorneys' fees resulting from:

(1) any one act of burglary, robbery or attempt at either, in which no **Employee** is implicated;

(2) any one act or series of related acts on the part of any natural person resulting in the damage, destruction, or misplacement of **Property**;

(3) all acts other than those specified in (1) and (2) of this definition, caused by any natural person or in which such natural person is implicated; or

(4) any one event not specified in (1), (2) or (3) of this definition.

Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

Uncertificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:

(1) not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer;

(2) of a type commonly dealt in on securities exchanges or markets; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

Voice Initiated Funds Transfer Instruction means those oral instructions which authorize the transfer of **Money** in a **Customer's** account, or of a **Customer's Securities**, and which are:

(1) made over a telecommunications device; and

(2) directed to those natural persons specifically authorized to receive such instructions by such telecommunications device.

Withdrawal Order means a non-negotiable instrument, other than an **Instruction**, signed by a **Customer** authorizing the **Assured** to debit the **Customer's** account in the amount of funds stated therein.

Written means expressed through letters or marks placed upon paper and visible to the eye.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

IV.   EXCLUSIONS

1. General Exclusions – Applicable To All Insuring Clauses

This Bond does not cover loss resulting directly or indirectly from:

a. riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Exclusion 1.a., however, shall not apply to loss which occurs in transit in the circumstances recited in Insuring Clause 3, provided that when such transit was initiated there was no knowledge on the part of any person acting for the **Assured** of such riot, civil commotion, military, naval or usurped power, war or insurrection;

b. the effects of nuclear fission or fusion, radioactivity, or chemical or biological contamination;

c. the loss of potential income. This Exclusion 1.c., however, shall not apply to interest and dividends accrued to the benefit of the **Assured** or any **Customer** prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such **Assured** or **Customer** as of the discovery of such covered loss;

d. damages of any type for which the **Assured** is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

e. all costs, fees and expenses incurred by the **Assured**:

    (1) in establishing the existence of or amount of loss covered under this Bond, except for loss covered under Insuring Clause 8 or 9; or

    (2) as a party to any legal proceeding, even if such legal proceeding results in a loss covered by this Bond;

f. indirect or consequential loss of any nature, except for loss covered under Insuring Clause 8 or 9. This Exclusion 1.f., however, shall not apply to interest and dividends accrued to the benefit of the **Assured** or any **Customer** prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such **Assured** or **Customer** as of the discovery of such covered loss;

g. any violation by the **Assured** or by any **Employee**:

    (1) of any law regulating:

        i.   the issuance, purchase or sale of securities;

        ii. securities transactions on security or commodity exchanges or the over the counter market;

        iii. investment companies; or

        iv. investment advisors; or

    (2) of any rule or regulation made pursuant to any such law;

h. the loss or disclosure of confidential information, material or data, while in the care, custody or control of the **Assured**, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information. This Exclusion 1.h., however, shall not apply when such information, material or data is used to support or facilitate the commission of any act otherwise covered under this Bond;

i. fees, costs, fines, penalties or any other expenses incurred by an **Assured** which result, directly or indirectly, from the access to or disclosure of an **Assured's** or another entity's or person's confidential or personal information, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information;

j. liability resulting from disclosure of or acting on material nonpublic information;

k. liability assumed by the **Assured** by agreement under any contract, unless loss under this Bond would be covered in the absence of such agreement;

l. the dishonest acts of any **Director** who is not an **Employee**, acting alone or in collusion with others;

m. any modification, damage, destruction, deletion, or corruption of any application or software program within the **Assured's Network**, except for loss covered under Insuring Clause 7;

n. a threat or series of threats to:

    (1) gain access to the **Assured's Computer System** and sell or disclose confidential information stored within the **Assured's Computer System**; or

    (2) modify, damage, destroy, delete, or corrupt any application or software program within the **Assured's Computer System**;

o. costs or expenses of any independent forensic analysts or network security consultants engaged to investigate or assess any actual or alleged threat;

p. costs or expenses incurred to identify or remediate application or software program errors or vulnerabilities, or costs to update, replace, restore, upgrade, maintain, or improve a **Computer System**;

q. costs or expenses incurred to replace, restore, recreate, collect, or recover any application or software program; or

r. **Cryptocurrency**.

2. Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clause 1

This Bond does not cover loss resulting directly or indirectly from:

a. the acts of an **Employee**, except for loss covered under:

    (1) Insuring Clause 2 or 3 which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of **Property**; or

    (2) Insuring Clause 11;

b. the surrender of a ransom or extortion payment away from the **Assured's** premises as a result of a threat to do bodily harm to any person, or to do damage to the premises or **Property** of the **Assured**, except for loss covered under Insuring Clause 3.b.;

c. payments made or withdrawals from any account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the premises of the **Assured** at the time of such payment or withdrawal;

d. any **Uncertificated Security**, except for loss covered under Insuring Clause 7;

e. the loss of **Property** while:

    (1) in the mail;

    (2) in the custody of a **Transportation Company**, except for loss covered under Insuring Clause 3; or

    (3) located on the premises of an armored motor vehicle operator;

f. damages resulting from any civil, criminal or other legal proceeding in which the **Assured** is adjudicated to have engaged in **Racketeering** activity;

g. the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or **Property** to the **Assured,** except for loss of **Securities** covered under Insuring Clause 2;

h. instructions issued by a **Customer** to the **Assured** when such instructions are made, sent, or originated by a natural person authorized by the **Customer** to make, send, or originate any instructions;

i. the use of credit, debit, charge, access, convenience, identification, cash management, or other cards whether such cards were issued, or purport to have been issued, by the **Assured** or by any entity other than the **Assured**;

j. **Items of Deposit** which are not finally paid for any reason including, but not limited to, **Forgery** or any other fraud, except for loss covered under Insuring Clause 10;

k. the acts of any agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the **Assured**; or

l. the acts of any employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of any third party, while conducting business with the **Assured** on behalf of such third party.


3. Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clauses 1, 4, and 5

This Bond does not cover loss resulting directly or indirectly from:

a. the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud, or false pretenses, except for loss covered under Insuring Clause 7;

b. any **Forgery** or any alteration, except for loss covered under Insuring Clause 7; or

c. any counterfeit, except for loss covered under Insuring Clause 6.

4. Specific Exclusions – Applicable To Insuring Clause 7

This Bond does not cover loss resulting directly or indirectly from:

a. any transfer, payment, or delivery of **Money or Securities**:

(1) authorized by an **Employee**; or

(2) arising out of any misrepresentation received by any **Employee**, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the **Assured**,

whether such transfer, payment, or delivery was made in good faith or as a result of trick, artifice, fraud, or false pretenses;

b. forged, altered or fraudulent **Negotiable Instruments**, **Securities**, documents or written instruments used as source documentation for input into a **Computer System**;

c. any investment in **Securities**, or ownership in any corporation, partnership, real property, commodity or similar instrument, whether or not such investment is genuine or fraudulent;

d. mechanical failure, faulty construction, error in design, latent defect, wear and tear, gradual deterioration, electrical disturbance, the **Assured's Network** failure or breakdown, any malfunction or error in programming, or error or omission in processing;

e. entries or changes made by a natural person with authorized access to the **Assured's Network** who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized to design, develop, prepare, supply, service, write or implement programs for the **Assured's Network**; or

f. entries or changes made at an **Electronic Funds Transfer System** or a **Customer Communication System** by a:

(1) **Customer**; or

(2) natural person with authorized access to the **Customer's** authentication credentials or mechanism.

5. Specific Exclusions – Applicable To Insuring Clause 11

This Bond does not cover loss resulting directly or indirectly from any **Voice Initiated Transfer Instruction** from a:

(1) **Customer**; or

(2) natural person with authorized access to the **Customer's** verification credentials or mechanism.

V.   CONDITIONS AND LIMITATIONS

1. Anti-Bundling

    If any Insuring Clause requires that an enumerated type of document be fraudulently materially altered or a **Counterfeit Original**, or contain a signature which is a **Forgery** or obtained through trick, artifice, fraud, or false pretenses, the material alteration or **Counterfeit Original** or fraudulent signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

2. Change Or Modification

    No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the Company.

    If this Bond is for a sole **Assured**, no change or modification which would adversely affect the rights of the **Assured** shall be effective prior to sixty (60) days after written notice has been furnished by the acting party to the U.S. Securities and Exchange Commission.

    If this Bond is for joint **Assureds**, no change or modification which would adversely affect the rights of any **Assured** shall be effective prior to sixty (60) days after written notice has been furnished by the Company to all **Assureds** and to the U.S. Securities and Exchange Commission.

3. Conformity

    If any time period limitation within this Bond is prohibited by any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

4. Cooperation Of Assured

    At the Company's request and at reasonable times and places designated by the Company, the **Assured** shall:

    a. submit to examination by the Company and subscribe to the same under oath;

    b. produce for the Company's examination all pertinent records; and

    c. cooperate with the Company in all matters pertaining to the loss.

    The **Assured** shall execute all papers and render all assistance to secure to the Company the rights and causes of action provided for under this Bond. The **Assured** shall do nothing after discovery of any loss to prejudice such rights or causes of action.

5. Covered Property

    This Bond shall apply to loss of **Property**:

    a. owned by the **Assured**;

    b. held by the **Assured** in any capacity; or

    c. for which the **Assured** is legally liable.

    This Bond shall be for the sole use and benefit of the **Assured**.

6. Deductible Amount

    The Company shall be liable under this Bond only for the amount by which any **Single Loss** is greater than the applicable Deductible Amount as stated in Item 2 of the Declarations.

    There shall be no deductible applicable to any loss sustained by any **Assured** and covered under Insuring Clause 1.

7. Discovery

This Bond applies only to loss first discovered by a **Director** during the Bond Period. Discovery occurs at the earlier of a **Director** learning of:

a. facts which may subsequently result in a loss of a type covered by this Bond; or

b. an actual or potential claim in which it is alleged that the **Assured** is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible Amount, or the exact amount or details of loss may not then be known.

8. Limit Of Liability

The payment of any loss under this Bond shall not reduce the liability of the Company for other losses whenever sustained, provided that:

a. the Company's liability for each **Single Loss** shall not exceed the applicable Single Loss Limit Of Liability as stated in Item 2 of the Declarations or as set forth under General Agreement 1, and shall not be cumulative in amounts from year to year or from Bond Period to Bond Period;

b. if a **Single Loss** is covered under more than one Insuring Clause, the maximum payable shall not exceed the largest applicable Single Loss Limit Of Liability; and

c. the Company's liability for loss or losses sustained by more than one **Assureds**, or all **Assureds**, shall not exceed the total amount for which the Company would be liable under this Bond if such loss or losses were sustained by any one **Assured**.

9. Notice To Company — Proof — Legal Proceedings Against Company

a. The **Assured** shall give the Company notice at the earliest practicable moment, not to exceed sixty (60) days after discovery of a loss, in an amount that is in excess of 50% of the applicable Deductible Amount, as stated in Item 2 of the Declarations.

b. The **Assured** shall furnish to the Company proof of loss, duly sworn to, with full particulars, within six (6) months after such discovery.

c. **Certificated Securities** listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

d. Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the Company or after the expiration of twenty-four (24) months from the discovery of such loss.

e. This Bond affords coverage only in favor of the **Assured**. No claim, suit, action or legal proceeding shall be brought under the Bond by anyone other than the **Assured**.

f. All such notices shall be given in writing to one of the following addresses:

(1) ChubbClaimsFirstNotice@chubb.com; or

(2) Attn: Chubb Claims Department
Chubb
P.O. Box 5122
Scranton, PA 18505

g. All other notices to the Company under this Bond shall be given in writing to the following address:

(1) NA.FinancialLines@chubb.com; or



(2) Attn: Chubb Underwriting Department
Chubb
202B Hall's Mill Road
Whitehouse Station, NJ 08889

All notices described above shall be effective on the date of receipt by the Company.

10. Other Insurance

   a. Coverage under this Bond shall apply only as excess over any other valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

   (1) the **Assured**;

   (2) a **Transportation Company**; or

   (3) another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the **Property** involved.

   b. Solely with respect to Insuring Clause 7, in the event of a loss covered under this Bond and also covered under other valid and collectible insurance issued by the Company, or a parent, subsidiary or affiliate of the Company to the **Assured**, the Single Loss Limit Of Liability under this Bond shall be reduced by any payment under any other such valid and collectible insurance and only the remainder, if any, shall be applicable to such loss covered hereunder.

11. Securities Settlement

In the event of a loss of **Securities** covered under this Bond, the Company may, at its sole discretion, purchase replacement **Securities**, tender the value of the **Securities** in **Money**, or issue its indemnity to effect replacement **Securities**.

The indemnity required from the **Assured** under the terms of this Section against all loss, cost or expense arising from the replacement of **Securities** by the Company's indemnity shall be:

   a. for **Securities** having a value less than or equal to the applicable Deductible Amount – one hundred (100%) percent;

   b. for **Securities** having a value in excess of the applicable Deductible Amount but within the Single Loss Limit Of Liability – the percentage that the Deductible Amount bears to the value of the **Securities**; or

   c. for **Securities** having a value greater than the applicable Single Loss Limit Of Liability – the percentage that the Deductible Amount and portion in excess of the Single Loss Limit Of Liability bears to the value of the **Securities**.

The value referred to in Sections 11.a., b., and c. is the value in accordance with Section 14., Valuation, regardless of the value of such **Securities** at the time the loss under the Company's indemnity is sustained.

The Company is not required to issue its indemnity for any portion of a loss of **Securities** which is not covered by this Bond, however, the Company may do so as a courtesy to the **Assured** in its sole discretion.

The **Assured** shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Sections 11.a., b., and c. No portion of the Single Loss Limit Of Liability shall be used as payment of premium for any indemnity purchased by the **Assured** to obtain replacement **Securities**.

12. Subrogation – Assignment – Recovery

In the event of a payment under this Bond, the Company shall be subrogated to all of the **Assured's** rights of recovery against any person or entity to the extent of such payment. On request, the **Assured** shall deliver to the Company an assignment of the **Assured's** rights, title and interest and causes of action against any person or entity to the extent of such payment.


Recoveries, whether effected by the Company or by the **Assured**, shall be applied net of the expense of such recovery, in the following order:

a. first, to the satisfaction of the **Assured's** covered loss which would otherwise have been paid but for the fact that it is in excess of the Single Loss Limit Of Liability;

b. second, to the Company in satisfaction of amounts paid in settlement of the **Assured's** claim;

c. third, to the **Assured** in satisfaction of the applicable Deductible Amount; and

d. fourth, to the **Assured** in satisfaction of any loss suffered by the **Assured** which was not covered under this Bond.

Recovery from reinsurance or indemnity of the Company shall not be deemed a recovery under this Section.

13. Termination

    a. If the Bond is for a sole **Assured**, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the U.S. Securities and Exchange Commission not less than sixty (60) days prior to the effective date of such termination.

    b. If the Bond is for a joint **Assured**, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the Company to all **Assureds** and to the U.S. Securities and Exchange Commission, not less than sixty (60) days prior to the effective date of such termination.

    c. If any **Director**, not acting in collusion with an **Employee**, discovers any dishonest or fraudulent act committed by such **Employee**, whether in the employment of the **Assured** or otherwise, and whether against the **Assured** or any other person or entity, the **Assured**:

        i.   shall immediately remove such **Employee** from a position that would enable such **Employee** to cause the **Assured** to suffer a loss covered by this Bond; and

        ii. within forty-eight (48) hours of discovering an **Employee** has committed any dishonest or fraudulent act, shall notify the Company of such action and provide full particulars of such dishonest or fraudulent act.

    d. This Bond terminates as to any **Employee** sixty (60) days after receipt by each **Assured** and the U.S. Securities and Exchange Commission of written notice from the Company of its decision to terminate this Bond as to any **Employee**.

14. Valuation

    a. Books Of Account Or Other Records

    The value of any loss of **Property** consisting of books of account or other records used by the **Assured** in the conduct of its business shall be the amount paid by the **Assured** for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the **Assured** for the actual transcription or copying of data to reproduce such books of account or other records.

    b. Money

    Any loss of **Money**, or loss payable in **Money**, shall be paid in the **Money** of the United States of America or the dollar equivalent of it, determined by the free market rate of exchange in effect at the time of discovery of such loss.

    c. Other Property

    The value of any loss of **Property**, except as otherwise provided for in this Section 14., shall be the actual cash value or the cost of repairing or replacing such **Property** with **Property** of like quality and value, whichever is less.



d. Securities

The value of any loss of **Securities** shall be the average market value of such **Securities** on the business day immediately preceding discovery of such loss, provided that the value of any **Securities** replaced by the **Assured**, with the consent of the Company and prior to the settlement of any claim for them, shall be the actual market value at the time of replacement. In the case of a loss of interim certificates, warrants, rights or other **Securities**, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if the loss is not discovered until after their expiration. If no market price is quoted for such **Securities** or for such privileges, the value shall be fixed by agreement of the parties.

VI.   COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

This Bond does not apply to the extent that trade or economic sanctions law or other similar laws or regulations prohibit the Company from providing insurance.



TEXAS AMENDATORY ENDORSEMENT

Named Assured		Endorsement Number
DFA INVESTMENT DIMENSIONS GROUP INC.		1

Bond Number	Bond Period			Effective Date of Endorsement
J06045054	10-31-2025	to	10-31-2026	October 31, 2025

Issued By
Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

Section V. CONDITIONS AND LIMITATIONS is amended as follows:

(1) Paragraph a. of Subsection 4. Cooperation of Assured, is amended by adding the following to the end thereof:

provided that a parent or guardian may be present for any examination of a minor;

(2) Paragraph a. of Subsection 9. Notice to Company – Proof – Legal Proceedings Against Company is amended by deleting "sixty (60)" and replacing it with "ninety (90)"

(3) Paragraph d. of Subsection 9. Notice To Company – Proof – Legal Proceedings Against Company is amended by deleting the phrase "twenty-four (24) months and replacing it with the phrase "two (2) years and one (1) day".

(4) Paragraph 13. Termination is amended by adding the following to the end thereof:

This Bond shall not be cancelled or non-renewed based solely on the fact that the policyholder is an elected official.

This Bond will be deemed to have been amended to the extent necessary to effect the purposes and intent of this Amendatory Endorsement.

The regulatory requirements set forth in this Amendatory Endorsement shall supersede and take precedence over any provisions of this Bond or any endorsement to this Bond, whenever added, that are inconsistent with or contrary to the provisions of this Amendatory Endorsement, unless such Bond or endorsement provisions comply with the applicable insurance laws of the State of Texas.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative



AMEND DEFINITION OF EMPLOYEE (CONSULTANT) ENDORSEMENT

Named Assured		Endorsement Number
DFA INVESTMENT DIMENSIONS GROUP INC.		2
Bond Number	Bond Period	Effective Date of Endorsement
J06045054	10-31-2025 to 10-31-2026	October 31, 2025
Issued By		
Federal Insurance Company		

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

(1) The definition of **Employee** is amended to include a natural person consultant retained by the **Assured** and an employee of such consultant while either is performing consulting services for the **Assured** pursuant to a written contract.

(2) Each employer of persons as set forth above and the partners, officers, and other employees of such employers shall collectively be deemed to be one person for the purpose of the definition of **Single Loss** and in the event of payment under this Bond, the Company shall be subrogated to the **Assured's** rights of recovery, as stated in Section 12., Subrogation – Assignment – Recovery, of the Conditions and Limitations, against any such employer.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged

_____
Authorized Representative



AMEND DEFINITION OF EMPLOYEE (FORMER EMPLOYEES) ENDORSEMENT

Named Assured DFA INVESTMENT DIMENSIONS GROUP INC.			Endorsement Number 3
Bond Number J06045054	Bond Period 10-31-2025	to 10-31-2026	Effective Date of Endorsement October 31, 2025
Issued By Federal Insurance Company			

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

In consideration of the premium charged, it is agreed that this Bond is amended by adding the following to the definition of **Employee**:

(8) who resigns, retires, or is terminated from the regular service of the **Assured** during the Bond Period, provided that such:

    i.   coverage shall be for a period of sixty (60) days subsequent to such resignation, retirement, or termination but not beyond the expiration or termination of this Bond; and

    ii.   resignation, retirement, or termination has not arisen from or in connection with the discovery by the **Assured** of any actual or alleged dishonest, fraudulent, or criminal act(s) of such natural person.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative



AMEND DISCOVERY AND NOTICE TO COMPANY ENDORSEMENT

Named Assured DFA INVESTMENT DIMENSIONS GROUP INC.			Endorsement Number 4
Bond Number J06045054	Bond Period 10-31-2025 to 10-31-2026		Effective Date of Endorsement October 31, 2025
Issued By Federal Insurance Company			

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

(1) Section 7., Discovery, of the Conditions and Limitations is deleted and replaced with the following:

7. Discovery

This Bond applies only to loss first discovered by the Risk Management or General Counsel or Deputy General Counsel of the first named **Assured** during the Bond Period. Discovery occurs at the earlier of the Risk Management or General Counsel or Deputy General Counsel of the first named **Assured** learning of:

a. facts which may subsequently result in a loss of a type covered by this Bond; or

b. an actual or potential claim in which it is alleged that the **Assured** is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible Amount, or the exact amount or details of loss may not then be known.

(2) Section 9., Notice to Company – Proof – Legal Proceedings Against Company, of the Conditions and Limitations, is amended by deleting paragraph a. and replacing with the following:

a. The **Assured** shall give the Company notice at the earliest practicable moment, not to exceed ninety (90) days after discovery of a loss by the Risk Management or General Counsel or Deputy General Counsel of the first named **Assured**, in an amount that is in excess of 50% of the applicable Deductible Amount, as stated in Item 2 of the Declarations.

(3) Section 13., Termination, of the Conditions and Limitations, is amended by deleting the lead-in to paragraph c. and replacing with the following:

c. If the Risk Management or General Counsel or Deputy General Counsel of the first named **Assured**, not acting in collusion with an **Employee**, discovers any dishonest or fraudulent act committed by such **Employee**, whether in the employment of the **Assured** or otherwise, and whether against the **Assured** or any other person or entity, the **Assured**;

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this policy shall remain unchanged.

_____
Authorized Representative

CHUBB®

FRAUDULENT TRANSFER INSTRUCTION ENDORSEMENT

Named Assured DFA INVESTMENT DIMENSIONS GROUP INC.			Endorsement Number 5
Bond Number J06045054	Bond Period 10-31-2025　to　10-31-2026		Effective Date of Endorsement October 31, 2025
Issued By Federal Insurance Company			

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement, this Bond is amended as follows:

(1) Item 2., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount
Fraudulent Transfer Instruction	$25,000,000	$250,000

(2) The following Insuring Clause is added:

14. Fraudulent Transfer Instruction

Loss resulting directly from the **Assured** having, in good faith, transferred, paid, or delivered **Money** or **Securities** in reliance upon a **Transfer Instruction** that purports, and reasonably appears, to have originated from:

a.　the **Customer**;

b.　an **Employee** acting on instructions of such **Customer**; or

c.　a financial institution acting on behalf of such **Customer** with authority to make such instructions,

but which **Transfer Instruction** was, in fact, fraudulently issued without the knowledge of the **Assured**, **Employee**, or **Customer**.

As a condition precedent to coverage under this Insuring Clause 14, the:

i.　sender of the **Transfer Instruction** must have authenticated such **Transfer Instruction** with the **Customer's** authentication credentials or mechanism;

ii.　**Employee** acting on the **Transfer Instruction** must obtain **Verification** prior to any single transfer, payment, or delivery of funds in excess of the Deductible Amount set forth in Paragraph (1) of this Endorsement; and

iii.　**Assured** shall assert any available claims, offsets, or defenses against such **Customer**, any financial institution, or any other party to the transaction.

(3) The Definition of **Customer** is deleted and replaced with the following:

Customer means any shareholder of an **Assured** which has a written agreement with the **Assured** to transfer such shareholder's **Money** or **Securities** through a **Voice Initiated Funds Transfer Instruction** or a **Transfer Instruction**.

(4) The following Definitions are added:

Telefacsimile means a system of transmitting a facsimile of a tangible document by electronic signals over telephone lines to a piece of equipment maintained for the specific purpose of receiving such signals and printing such facsimile on a tangible medium.

Transfer Instruction means those instructions, other than any **Voice Initiated Funds Transfer Instruction**, which authorize the transfer of **Money** in a **Customer's** account, or of a **Customer's Securities**, and which are:

a. transmitted to the **Assured** via:

    i. any electronic instruction, including an e-mail, that is delivered through an **Electronic Communication System** and that is capable of retention by the recipient at the time of receipt;

    ii. telex, or **Telefacsimile** instruction; or

    iii. automated telephone system; and

b. received by an **Employee** specifically authorized by the **Assured** to receive and act upon such instructions.

Verification means an **Employee**:

a. attempted to verify the authenticity of such **Transfer Instruction** by communicating with the **Customer**, or natural person purporting to be the **Customer** via any communication method, other than e-mail, prior to any single transfer, payment, or delivery of funds, and contemporaneously documented the communication method utilized and the result of such attempt in writing; and

b. contemporaneously documented the use of the **Customer's** authentication credentials or mechanism.

(5) Exclusion 2.a. is deleted and replaced with the following:

a. the acts of an **Employee**, except for loss covered under:

    i. Insuring Clause 2 or 3 which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of **Property**; or

    ii. Insuring Clause 11 or 14;

(6) The following Exclusion is added:

This Bond does not cover loss resulting directly or indirectly from any **Transfer Instruction** from a:

a. **Customer**; or

b. natural person with authorized access to the **Customer's** authentication credentials or mechanism.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative



SCHEDULE OF OTHER ASSUREDS ENDORSEMENT

Named Assured DFA INVESTMENT DIMENSIONS GROUP INC.		Endorsement Number 6
Bond Number J06045054	Bond Period 10-31-2025　to　10-31-2026	Effective Date of Endorsement 10-31-2025
Issued By Federal Insurance Company		

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that:

(1) In addition to the first named **Assured**, the **Investment Company(ies)** scheduled in Paragraph (2) of this Endorsement is/are the other **Assured(s)** under this Bond.

(2) Schedule of Other **Assureds**:

DFA Investment Dimensions Group Inc.

Dimensional Investment Group Inc.

Dimensional Emerging Markets Value Fund

The DFA Investment Trust Company

Dimensional ETF Trust

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative



STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

Named Assured DFA INVESTMENT DIMENSIONS GROUP INC.			Endorsement Number 7
Bond Number J06045054	Bond Period 10-31-2025	to 10-31-2026	Effective Date of Endorsement October 31, 2025
Issued By Federal Insurance Company			

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:

(1) Item 2., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount
Stop Payment Order	$25,000,000	$250,000

(2) The following Insuring Clause is added:

Stop Payment Order or Refusal to Pay Check

Loss resulting directly from the **Assured** being legally liable to pay compensatory damages for:

a. complying or failing to comply with notice from any **Customer** or any authorized representative of any **Customer**, to stop payment on any check or draft made or drawn upon or against the **Assured** by such **Customer** or by any authorized representative of such **Customer**; or

b. refusing to pay any check or draft made or drawn upon or against the **Assured** by any **Customer** or by any authorized representative of such **Customer**.

(3) The following Exclusions shall apply:

This Bond does not cover loss resulting directly or indirectly from:

a. libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault, or battery;

b. sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person; or

c. discrimination.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.


_____
Authorized Representative




UNAUTHORIZED SIGNATURE ENDORSEMENT

Named Assured DFA INVESTMENT DIMENSIONS GROUP INC.	Endorsement Number 8

Bond Number J06045054	Bond Period 10-31-2025　to　10-31-2026		Effective Date of Endorsement 10-31-2025
Issued By Federal Insurance Company			

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:

(1)　Item 2., Single Loss Limits of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount
Unauthorized Signature	$25,000,000	$250,000

(2)　The following Insuring Clause is added:

Unauthorized Signature

Loss resulting directly from the **Assured** having accepted, paid, or cashed any check or **Withdrawal Order** made or drawn on or against the account of a **Customer**, which bears the signature or endorsement of one other than a person whose name and signature is on file with the **Assured** as signatory on such account.

As a condition precedent to coverage under this Insuring Clause, the **Assured** shall have on file signatures of all persons who are signatories on such account.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative



ACCOUNT NUMBER	238348
COVERAGE PROVIDED BY (hereafter Insurer)	Continental Casualty Company
POLICY NUMBER	596512906

Item 1: **NAMED ENTITY AND PRINCIPAL ADDRESS**	**PRODUCER**
DFA Investment Dimensions Group Inc. 6300 Bee Cave Road Building One Austin, TX 78746	AON RISK INS SERVICES WEST INC 707 WILSHIRE BLVD STE 2600 LOS ANGELES, CA 90017-3533
Attn:	Cara LaTorre

Item 2. **Policy Period**: 10/31/2025 To 10/31/2026

12:01 a.m. Standard Time at the Principal Address stated in Item 1.

Item 3. **Limit of Liability**

$25,000,000 maximum aggregate Limit of Liability under the Policy

Item 4. Schedule of **Underlying Insurance**:
A. **Followed Policy**

Name of Carrier	Policy No	Limits	Ded/Ret Amount
Federal Insurance Company	J06045054	$25,000,000	$250,000

B. **Underlying Excess Policies**:

Item 5. Policy Premium $44,452

Item 6. Notices of Claims:

CNA – Claims Reporting
P.O. Box 8317
Chicago, IL 60680-8317
Email address: SpecialtyProNewLoss@cna.com
Fax Number: 866-773-7504

All other Notices:

Open Brokerage Global Specialty Lines
CNA Insurance Company
125 Broad Street – 8th Floor
New York, NY 10004

Item 7. Endorsements forming a part of this Policy at inception:

G-145184-A	2003-06-01	Economic & Trade Sanctions Conditions
GSL-7541-TX	2008-09-01	Cancellation/Non-Renewal Endorsement - Texas
CNA-97490-TX	2020-01-01	Texas Policy Holders Notice
GSL-43879-XX	2011-08-01	Non Aggregated Limit Of Liability For Use With Excess Fidelity Bonds And Commercial Crime

These Declarations, along with the completed and signed Application, the Policy, and any written endorsements attached thereto shall constitute the contract between the Insureds and the Insurer.

Authorized Representative: Date: November 5, 2025

UNDERLYING EXCESS POLICY SCHEDULE

Name of Carrier   **Policy No.**   **Limits**   **Excess of**

N/A



Words defined in the Followed Policy have the same meaning in this Policy even if not defined herein. In consideration of the payment of the premium and in reliance upon the applications submitted to the Insurer or any insurer of the Underlying Insurance, and any other material submitted in connection with such applications (all of which are deemed attached hereto and made a part hereof) the Insurer and the Insureds agree as follows:

I. FOLLOW FORM EXCESS COVERAGE

The Insurer shall provide coverage in accordance with all of the terms, conditions and limitations (including, but not limited to the exclusions and notice requirements) of the policy scheduled in Item 4.A. of the Declarations (hereafter "**Followed Policy**") except as otherwise set forth herein. Coverage hereunder shall attach only after all of the aggregate Limits of Liability, as set forth in Item 4. of the Declarations have been exhausted through payment of covered loss under all policies scheduled in Item 4. of the Declarations (hereafter "**Underlying Insurance**") by or on behalf of the insurers of such **Underlying Insurance**, or by or on behalf of the Insureds. The risk of uncollectibility of any **Underlying Insurance** (in whole or in part), whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not insured by or assumed by the Insurer.

II. LIMIT OF LIABILITY

The amount set forth in Item 3. of the Declarations shall be the maximum aggregate Limit of Liability of the Insurer for all loss under this Policy, regardless of the number of claims made against the Insureds or the time of payment and regardless of whether or not an extended reporting period applies. If the Limit of Liability under this Policy is exhausted by payment of loss, the Insurer's obligations under this Policy shall be deemed completely fulfilled and extinguished.

III. CHANGES TO UNDERLYING INSURANCE/DEPLETION OF SUB-LIMITS

If, subsequent to the inception date of this Policy, there is a change to any **Underlying Insurance** which expands coverage, then this Policy shall become subject to such change only if the Insurer agrees thereto by written endorsement to this Policy. If any loss under any **Underlying Insurance** is subject to a sub-limit, then this Policy provides no coverage excess of such **Underlying Insurance** sub-limit, but the **Underlying Insurance** shall be deemed depleted by payment of any such sub-limit.

IV. INSURER RIGHTS/COOPERATION CLAUSE

The Insurer has the same rights and protections as has the insurer of the **Followed Policy** and has the right, but not the obligation, at its sole discretion, to elect to participate in the investigation, settlement, prosecution or defense of any claim reasonably likely to attach to and be covered under this Policy or any **Underlying Insurance,** even if the **Underlying Insurance** has not been exhausted. The Insureds shall cooperate with the Insurer in such investigation, settlement, prosecution or defense and shall do nothing that prejudices the Insurer's position or rights of recovery.

V. NOTICES

Where notice is permitted or required by the **Followed Policy**, the Insureds have the same rights and obligations to notify the Insurer under this Policy, except that such notice shall be given to the Insurer at the applicable address specified in Item 6. of the Declarations.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be executed by its Chairman and Secretary, but this Policy shall not be binding upon us unless completed by the attachment of the Declarations:

Chairman   Secretary



THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ECONOMIC AND TRADE SANCTIONS CONDITION

The following condition is added to the Policy:

ECONOMIC AND TRADE SANCTIONS CONDITION

In accordance with laws and regulations of the United States concerning economic and trade embargoes, this policy is void from its inception with respect to any term or condition of this policy that violates any laws or regulations of the United States concerning economic and trade embargoes including, but not limited to the following:

1.   Any insured under this Policy, or any person or entity claiming the benefits of such insured, who is or becomes a Specially Designated National or Blocked Person or who is otherwise subject to U.S. economic or trade sanctions;

2.   Any claim or suit that is brought in a Sanctioned Country or by a Sanctioned Country Government, where any action in connection with such claim or suit is prohibited by U.S. economic or trade sanctions;

3.   Any claim or suit that is brought by any Specially Designated National or Blocked Person or any person or entity who is otherwise subject to U.S. economic or trade sanctions;

4.   Property that is located in a Sanctioned Country or that is owned by, rented to or in the care, custody or control of a Sanctioned Country Government, where any activities related to such property are prohibited by U.S. economic or trade sanctions; or

5.   Property that is owned by, rented to or in the care, custody or control of a Specially Designated National or Blocked Person, or any person or entity who is otherwise subject to U.S. economic or trade sanctions.

As used in this endorsement a Specially Designated National or Blocked Person is any person or entity that is on the list of Specially Designated Nationals and Blocked Persons issued by the U.S. Treasury Department's Office of Foreign Asset Control (O.F.A.C.) as it may be from time to time amended.

As used in this endorsement a Sanctioned Country is any country that is the subject of trade or economic embargoes imposed by the laws or regulations of the United States of America.

ENDORSEMENT NUMBER: 1
POLICY NUMBER: 596512906
ISSUED TO: DFA Investment Dimensions Group Inc.
EFFECTIVE DATE OF ENDORSEMENT: 10/31/2025

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown above.

By Authorized Representative _____
(No signature is required if this endorsement is issued with the Policy or if it is effective on the Policy Effective Date)



CANCELLATION/NON-RENEWAL ENDORSEMENT- TEXAS

Wherever used in this endorsement: 1) Insurer means "we", "us", "our" or the "Company" as those terms are defined in the policy; and 2) Named Insured means the first person or entity named on the declarations page; and 3) "Insured(s)" means all persons or entities afforded coverage under the policy.

Any cancellation, non-renewal or termination provision(s) in the policy are deleted in their entirety and replaced with the following:

CANCELLATION AND NON-RENEWAL

A.   CANCELLATION

1.   The Named Insured may cancel the policy at any time. To do so, the Named Insured must return the policy to the Insurer or any of its authorized representatives, indicating the effective date of cancellation; or provide a written notice to the Insurer, stating when the cancellation is to be effective.

2.   The Insurer has the right to cancel this Policy at any time and for any reason within the first sixty (60) days. Notice of cancellation must be mailed at least ten (10) days prior to the effective date of such cancellation.

3.   After this policy has been in effect for sixty (60) days or more, or if it is a renewal or continuation of a policy issued by the Insurer, it may be canceled for one or more of the following reasons:

a.   Nonpayment of premium.
b.   Fraud in obtaining coverage
c.   Increase in hazard, within the insured's control, that produces a rate increase.
d.   Loss of reinsurance, covering all or part of the risk covered by the policy; or
e.   If the Insurer is placed in supervision, conservatorship, or receivership and the cancellation is approved or directed by the supervisor, conservator or receiver.

Written notice of cancellation must be mailed or delivered to the Named Insured at the last mailing address known to the Insurer at least ten (10) days prior to the effective date of such cancellation. The grounds for such cancellation shall also be stated.

4.   Notice of cancellation will state the date the cancellation is effective. The Policy will end on that date. If notice is mailed, proof of mailing will be sufficient proof of notice.

B.   NON-RENEWAL

1.   Insurer can non-renew the policy by mailing or delivering advance written notice to the Named Insured, at the last mailing address known to the Insurer, at least sixty (60) days before the expiration date. The notice shall include the reason for such nonrenewal.

2.   If the Insurer fails to provide the required renewal notice, coverage shall remain in effect until the 61st day after the date on which notice is delivered or mailed. The earned premium for any period of coverage that extends beyond the expiration date of this policy shall be computed pro-rata based on the previous year's rate.

A transfer of a policyholder between two admitted companies within the same insurance group is not considered a refusal to renew.

C.   OTHER CANCELLATION/NONRENEWAL PROVISIONS

The Insurer may not cancel or non-renew based solely on the fact that the policyholder is an elected official.

All other terms and conditions of the Policy remain unchanged.

GSL7541TX (9-08)	Policy No: 596512906
Page 1	Endorsement No: 2
Continental Casualty Company	Effective Date: 10/31/2025
Insured Name: DFA Investment Dimensions Group Inc.	



This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative _____

(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)


Have a complaint or need help?

If you have a problem with a claim or your premium, call your insurance company first. If you can't work out the issue, the Texas Department of Insurance may be able to help.

Even if you file a complaint with the Texas Department of Insurance, you should also file a complaint or appeal through your insurance company. If you don't, you may lose your right to appeal.

CNA Insurance Group
To get information or file a complaint with your insurance company:
  Call Toll Free: **1-800-262-2000**
  Email: CNA_help@cna.com
  Mail: 151 North Franklin Street Chicago, Illinois 60606

The Texas Department of Insurance
To get help with an insurance question or file a complaint with the state:
  Call with a question: **1-800-252-3439**
  File a complaint: www.tdi.texas.gov
  Email: ConsumerProtection@tdi.texas.gov
  Mail: MC 111-1A, P.O. Box 149091, Austin, TX 78714-9091

¿Tiene una queja o necesita ayuda?

Si tiene un problema con una reclamación o con su prima de seguro, llame primero a su compañía de seguros. Si no puede resolver el problema, es posible que el Departamento de Seguros de Texas (Texas Department of Insurance, por su nombre en inglés) pueda ayudar.

Aun si usted presenta una queja ante el Departamento de Seguros de Texas, también debe presentar una queja a través del proceso de quejas o de apelaciones de su compañía de seguros. Si no lo hace, podría perder su derecho para apelar.

CNA Insurance Group
Para obtener información o para presentar una queja ante su compañía de seguros:
  Teléfono gratuito: **1-800-262-2000**
  Correo electrónico: CNA_help@cna.com
  Dirección postal: 151 North Franklin Street Chicago, Illinois 60606

El Departamento de Seguros de Texas
Para obtener ayuda con una pregunta relacionada con los seguros o para presentar una queja ante el estado:
  Llame con sus preguntas al: 1-800-252-3439
  Presente una queja en: www.tdi.texas.gov
  Correo electrónico: ConsumerProtection@tdi.texas.gov
  Dirección postal: MC 111-1A, P.O. Box 149091, Austin, TX 78714-9091

CNA97490TX 01-2020



NON AGGREGATED LIMIT OF LIABILITY
FOR USE WITH EXCESS FIDELITY BONDS AND COMMERCIAL CRIME

In consideration of the premium paid for this Policy, it is hereby understood and agreed that the Policy is amended as follows:

1.　　Item 3. of the Declarations is deleted in its entirety and replaced with the following:

　　　Item 3. Limit of Liability:

　　　$25,000,000

2.　　Section **II. LIMIT OF LIABILITY** is deleted in its entirety and replaced with the following:

　　　The Limit of Liability set forth in Item 3. of the Declarations shall be the maximum Limit of Liability of the Insurer for each loss under this Policy, provided that:

　　　(A)　　all loss caused by or involving any **Employee** acting alone or in collusion with other persons, or any group of **Employees** acting together, even if in collusion with other persons, whether the result of a single act or multiple acts; or

　　　(B)　　all loss

　　　　　　i)　　involving forgery or alteration of financial instruments, caused, or contributed to, by any one person, who is not an Employee, acting alone or in collusion with others, or in which any such person is implicated, whether the loss involves one or more instruments;

　　　　　　ii)　　not involving an Employee or forgery or alteration of financial instruments caused by (a) a single act, or series of related acts, (b) any act or acts involving one person, or a group of persons acting together, or (c) an act or event, or a series of related acts or events, not involving any identifiable person.

　　　will be treated as a single loss subject to the Limit of Liability set forth in Item 3. of the Declarations.

3.　　The Policy is amended to add the following new sections:

　　　•　　**DEFINITIONS**

　　　Employee shall have the same definition as set forth in the **Followed Policy**.

All other terms and conditions of the Policy remain unchanged.

> This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

An excerpt from the minutes of the meetings of the Boards of Directors/Trustees of The DFA Investment Trust Company, DFA Investment Dimensions Group Inc., Dimensional Investment Group Inc., Dimensional Emerging Markets Value Fund, and Dimensional ETF Trust, held on October 24, 2025

WHEREAS, each of Dimensional Emerging Markets Value Fund ("DEM"), DFA Investment Dimensions Group Inc. ("DFAIDG"), Dimensional Investment Group Inc. ("DIG"), The DFA Investment Trust Company ("DFAITC"), and Dimensional ETF Trust (the "ETF Trust," and together with DEM, DFAIDG, DIG, and DFAITC, the "Dimensional Funds"), along with certain investment companies and trusts not registered with the U.S. Securities and Exchange Commission (the "SEC" or the "Commission"), Dimensional Fund Advisors LP (the "Advisor"), DFA Securities LLC ("DFAS"), and certain other subsidiaries of the Advisor (together, the "Current Insureds") jointly maintain a fidelity bond (the "Fidelity Bond") that provides insurance for losses incurred by the Current Insureds as a result of certain acts and omissions of other persons;

FURTHER RESOLVED, that the Trustees, including the Independent Trustees, have considered all relevant factors relating to the participation of each Fund of the Dimensional Funds under a joint fidelity bond, including, among other factors, the value of the aggregate assets of the Dimensional Funds, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in which the Funds invest; and

FURTHER RESOLVED, that the Trustees, including the Independent Trustees, have determined that it would be in the best interests of each Fund to maintain the fidelity bond coverage required under Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), jointly with the Dimensional Funds; and

FURTHER RESOLVED, that the Fidelity Bond described at this Meeting and issued by Federal Insurance Company (f/k/a "Chubb") and CNA, which Fidelity Bond provides for aggregate coverage for the Dimensional Funds in the amount of $50 million, will provide adequate coverage for each Fund of the Dimensional Funds, and it is hereby approved for the Dimensional Funds by the Board, and separately by the Independent Trustees, taking into consideration all relevant factors, including the number of parties named as Insureds, their respective assets, and the requirements of Rule 17g-1, the nature of the business activities of such other parties who are named as Insureds, the amount of the Fidelity Bond, the amount of the premium for such Bond, the proportionate allocation of the premium for the Fidelity Bond among all parties named as Insureds, the extent to which the share of the premium allocated to each Fund is less than the premium the Fund would be required to pay to provide and maintain a single insured bond, and the coverage provided under the Fidelity Bond; and

FURTHER RESOLVED, that the amount of the Fidelity Bond and the proportionate allocation of the premium for the Fidelity Bond to the Dimensional Funds that are Insureds, on the basis of the Dimensional Funds' net assets, are hereby approved by the Board, and separately by the Independent Trustees; and

FURTHER RESOLVED, that the appropriate officers of the Dimensional Funds be, and each of them hereby is, authorized to execute and deliver such documents and to make such regulatory filings as may be necessary to effect the fidelity bond coverage contemplated hereby in accordance with the 1940 Act and the rules thereunder; and

FURTHER RESOLVED, that the Secretary or an Assistant Secretary of the Dimensional Funds be, and such officer hereby is, designated as the officer to make filings with the SEC and to give notices as may be required, from time to time, pursuant to Rules 17g-1(g) and 17g-1(h) under the 1940 Act.

STATEMENT

All premiums have been paid for the period of October 31, 2025 through October 31, 2026 covered by the attached bond.

The amount of the single insured bond that each Fund would have provided and maintained had the fund not been named as an insured under the joint insured bond is as follows:

The DFA Investment Trust Company	$2,500,000
DFA Investment Dimensions Group Inc.	$2,500,000
Dimensional Emerging Markets Value Fund	$2,500,000
Dimensional Investment Group Inc.	$2,500,000
Dimensional ETF Trust	$2,500,000

Dimensional Fund Advisors LP (SEC File #801-16283) on behalf of:

The DFA Investment Trust Company (SEC File #811-7436)
DFA Investment Dimensions Group Inc. (SEC File #811-3258)
Dimensional Investment Group Inc. (SEC File #811-6067)
Dimensional Emerging Markets Value Fund (SEC File #811-7440)
Dimensional ETF Trust (SEC File #811-23580)

By: /s/Ryan P. Buechner_____
     Ryan P. Buechner
     Vice President and Assistant Secretary

AMENDED AND RESTATED JOINT BOND AGREEMENT

This Amended and Restated Joint Bond Agreement made this 17th day of November, 2020, by and among DFA Investment Dimensions Group Inc. ("DFAIDG"), Dimensional Emerging Markets Value Fund ("DEM"), The DFA Investment Trust Company ("DFAITC"), Dimensional Investment Group Inc. ("DIG"), Dimensional ETF Trust ("DETFT"), Dimensional Fund Advisors LP ("DFA"), its wholly-owned subsidiaries, DFA Securities LLC ("DFAS"), Dimensional Fund Advisors Ltd. ("DFAL"), DFA Australia Limited ("DFA Australia"), DFA Canada LLC ("DFA Canada"), Dimensional Fund Advisors Canada ULC ("DFAC"), Dimensional Fund Advisors Pte. Ltd. ("DFAPL"), Dimensional Hong Kong Limited ("DHKL"), Dimensional Japan Ltd. ("DJL"), Dimensional Ireland Limited ("DIL"), DFA, on behalf of The DFA Group Trust (the "Group Trust"), DFAC, on its own behalf and on behalf of the Dimensional Funds (the "Canadian Trusts"), DFA Australia, on behalf of the Dimensional Australian Resident Trusts (the "Australian Trusts"), DFAL, on behalf of Dimensional Funds ICVC (the "OEICs"), Dimensional Funds plc ("DFP"), and Dimensional Funds II plc ("DFPII").

WITNESSETH:

WHEREAS, DFAIDG, DEM, DFAITC, DIG, DETFT, DFA, DFAS, DFAL, DFA Australia, DFA Canada, DFAC, DFAPL, DHKL, DJL, DIL, the Group Trust, DFP, DFPII, the Canadian Trusts, the Australian Trusts, and the OEICs (sometimes herein referred to collectively as the "Insureds") jointly maintain a fidelity bond that provides insurance for losses incurred by them as a result of certain acts and omissions of other persons (such fidelity bond and any amendments, supplements or replacements thereof, or successors thereto, being referred to herein as the "Joint Bond"); and

WHEREAS, the Joint Bond satisfies: (i) with respect to the Insureds that are U.S. registered management investment companies (together, the "DFA US Funds"), the requirements of paragraph (d) of Rule 17g-1 (the "Rule") under the Investment Company Act of 1940, as amended (the "1940 Act"), as the Rule is in effect on the date hereof; and (ii) with respect to DFAC, the requirements of Sections 12.4 and 12.5 of National Instrument 31-103 ("NI 31-103"); and

WHEREAS, the DFA US Funds desire to satisfy the requirements of paragraph (f) of the Rule, as it is in effect on the date hereof, and DFAC desires to satisfy the requirements of Section 12.6 of NI 31-103; and

WHEREAS, the DFA US Funds and DFAC (together, the "DFA Funds") further desire: (i) to confirm the criteria by which recoveries under the Joint Bond should be allocated among the Insureds; and (ii) to secure the benefits afforded by the Joint Bond; and

WHEREAS, the Board of Directors of each DFA US Fund, after giving due consideration to all factors relevant to the Joint Bond's amount, type, form and coverage, and the apportionment of recoveries and premiums on the Joint Bond, has approved the form, term, and amount of the Joint Bond, the portion of the premiums payable by each DFA US Fund, and the manner by which proceeds of a recovery under the Joint Bond, if any, shall be shared by and among the Insureds as hereinafter set forth, such approval having been accomplished by the vote of a majority of such Board's members, including a majority of those members of the Board of each DFA US Fund who are not "interested persons," as that term is defined in Section 2(a)(19) of the 1940 Act; and

WHEREAS, the Board of Directors of DFAC, after giving due consideration to all factors relevant to the Joint Bond's amount, type, form, and coverage, and the apportionment of recoveries and premiums on the Joint Bond, has approved the form, term, and amount of the Joint Bond,

the portion of the premiums payable by DFAC, and the manner by which proceeds of a recovery under the Joint Bond, if any, shall be shared by and among the Insureds as hereinafter set forth; and

WHEREAS, certain of the Insureds previously had entered into a Joint Bond Agreement, dated October 18, 2003, as amended on October 29, 2004, December 18, 2008, December 18, 2009, October 29, 2010, November 16, 2011, April 23, 2013, November 19, 2014, March 8, 2017, December 14, 2017, and November 27, 2019 to establish the manner by which proceeds of a recovery under the Joint Bond, if any, shall be shared by and among the Insureds, and the Insureds now desire to amend such agreement and to restate the agreement in its entirety by this Agreement;

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

1.	In the event that a recovery is received under the Joint Bond as a result of a loss sustained by any DFA Fund and one or more of the other named Insureds, the DFA Fund, as its interests may appear, shall receive an equitable and proportionate share of the recovery in relation to the respective claims, but at least equal to the amount that the DFA Fund would have received had the DFA Fund provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of the Rule or Sections 12.4 and 12.5 of NI 31-103, as applicable.

2.	The term "Insured," as applicable to any DFA US Fund hereunder, shall be deemed to include each and every Portfolio or Series of such Insured that is in existence on the date hereof, or that is organized by a DFA US Fund hereafter, during the term of this Agreement, provided that for the purpose of paragraph (d)(1) of the Rule, all such Portfolios of any DFA US Fund shall be deemed to comprise a single U.S. registered management investment company and all such Series of a DFA US Fund shall be deemed to comprise a single U.S. registered management investment company and, in the event that a recovery provided for in paragraph 1 above is received that covers losses incurred by more than one Portfolio or Series, the portion thereof required to be received by the DFA US Fund pursuant to such paragraph shall be apportioned among such Portfolios and/or Series by the Board of Directors in a fair and equitable manner that takes into account the respective losses of such Portfolios and/or Series.

3.	This Agreement shall become effective upon approval by the Boards of Directors of the DFA Funds and by the other Insureds, and shall automatically terminate as to any party that ceases to be an Insured under the Joint Bond.

4.	The provisions of paragraph 3 notwithstanding, any recovery received pursuant to the Joint Bond as to which the parties hereto were Insureds and that is subject to the provisions of paragraph 1 herein shall be disbursed in accordance with the provisions of such paragraph.

5.	This Agreement shall apply to the Joint Bond and any renewals or replacements thereof, and shall continue until terminated. So long as this Agreement shall remain in effect, each DFA Fund shall make such filings and take such other actions in respect of the Joint Bond and this Agreement as shall be necessary to comply with applicable law.

6.	The term "Board of Directors," as used herein, shall include the Board of Trustees of any DFA US Fund that is a statutory trust.

7.	This Agreement shall be governed by the laws of the State of Texas, to the extent not inconsistent with applicable provisions of the 1940 Act and the rules and regulations promulgated thereunder, including the Rule.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first written above.

ATTEST: DFA INVESTMENT DIMENSIONS GROUP INC.

    /s/ Ryan P. Buechner   /s/ Carolyn L. O
Name: Ryan P. Buechner   Name: Carolyn L. O
Title: Vice President and Assistant   Title: Vice President and Secretary
         Secretary

ATTEST: DIMENSIONAL EMERGING MARKETS VALUE FUND

    /s/ Carolyn L. O   /s/ Ryan P. Buechner
Name: Carolyn L. O   Name: Ryan P. Buechner
Title: Vice President and Secretary   Title: Vice President and Assistant Secretary

ATTEST: THE DFA INVESTMENT TRUST COMPANY

    /s/ Carolyn L. O   /s/ Catherine L. Newell
Name: Carolyn L. O   Name: Catherine L. Newell
Title: Vice President and Secretary   Title: President

ATTEST: DIMENSIONAL INVESTMENT GROUP INC.

    /s/ Carolyn L. O   /s/ Valerie A. Brown
Name: Carolyn L. O   Name: Valerie A. Brown
Title: Vice President and Secretary   Title: Vice President and Assistant Secretary

ATTEST: DIMENSIONAL ETF TRUST

    /s/ Carolyn L. O   /s/ Ryan P. Buechner
Name: Carolyn L. O   Name: Ryan P. Buechner
Title: Vice President and Secretary   Title: Vice President and Assistant Secretary

ATTEST:

DIMENSIONAL FUND ADVISORS LP
    By: DIMENSIONAL HOLDINGS INC., Its General Partner

/s/ Valerie A. Brown	/s/ Bernard J. Grzelak
Name: Valerie A. Brown	Name: Bernard J. Grzelak
Title: Vice President and Assistant Secretary	Title: Chief Financial Officer, Treasurer and Vice President

ATTEST:

DFA SECURITIES LLC

/s/ Bernard J. Grzelak	/s/ Valerie A. Brown
Name: Bernard J. Grzelak	Name: Valerie A. Brown
Title: Chief Financial Officer, Treasurer and Vice President	Title: Vice President and Assistant Secretary

ATTEST:

DIMENSIONAL FUND ADVISORS LTD.

/s/ Nathan Lacaze	/s/ John Romiza
Name: Nathan Lacaze	Name: John Romiza
Title: Director	Title: Director

ATTEST:

DFA AUSTRALIA LIMITED
   For Itself and On Behalf of the
   Dimensional Australian Resident Trusts

/s/ Andrew Kuo	/s/ J. Glenn Crane
Name: Andrew Kuo	Name: J. Glenn Crane
Title: Vice President and Secretary	Title: Chairman and Chief Executive Officer

ATTEST:

DFA CANADA LLC

/s/ Valerie A. Brown	/s/ Bernard J. Grzelak
Name: Valerie A. Brown	Name: Bernard J. Grzelak
Title: Vice President and Assistant Secretary	Title: Chief Financial Officer, Treasurer and Vice President

ATTEST: DIMENSIONAL FUND ADVISORS CANADA ULC
                                         For Itself and On Behalf of the Dimensional Funds

/s/ Carolyn L. O   /s/ Valerie A. Brown
Name: Carolyn L. O   Name: Valerie A. Brown
Title: Vice President and Secretary   Title: Vice President and Assistant Secretary

ATTEST: DIMENSIONAL FUND ADVISORS LP
                                         By: DIMENSIONAL HOLDINGS INC., Its General
                                         Partner
                                         On Behalf of The DFA Group Trust

/s/ Valerie A. Brown   /s/ Bernard J. Grzelak
Name: Valerie A. Brown   Name: Bernard J. Grzelak
Title: Vice President and Assistant   Title: Chief Financial Officer, Treasurer and Vice President
Secretary

ATTEST: DIMENSIONAL FUNDS PLC

/s/ Nathan Lacaze   /s/ John Romiza
Name: Nathan Lacaze   Name: John Romiza
Title: Director   Title: Director

ATTEST: DIMENSIONAL FUNDS II PLC

/s/ John Romiza   /s/ Nathan Lacaze
Name: John Romiza   Name: Nathan Lacaze
Title: Director   Title: Director

ATTEST: DIMENSIONAL FUND ADVISORS LTD.
                                         On Behalf of Dimensional Funds ICVC

/s/ John Romiza   /s/ Nathan Lacaze
Name: John Romiza   Name: Nathan Lacaze
Title: Director   Title: Director

ATTEST: DIMENSIONAL FUND ADVISORS PTE. LTD.

/s/ Valerie A. Brown   /s/ Stephen A. Clark
Name: Valerie A. Brown   Name: Stephen A. Clark
Title: Vice President   Title: Director

ATTEST: DIMENSIONAL HONG KONG LIMITED

      /s/ Catherine L. Newell   /s/ Stephen A. Clark
Name: Catherine L. Newell   Name: Stephen A. Clark
Title: Director   Title: Director

ATTEST: DIMENSIONAL JAPAN LTD.

      /s/ Stephen A. Clark   /s/ Catherine L. Newell
Name: Stephen A. Clark   Name: Catherine L. Newell
Title: Director   Title: Director

ATTEST: DIMENSIONAL IRELAND LIMITED

      /s/ Nathan Lacaze   /s/ Selwyn Notelovitz
Name: Nathan Lacaze   Name: Selwyn Notelovitz
Title: Director   Title: Director